Stellar Acquisition III Inc.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

October 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Special Counsel

Re:	Stellar Acquisition III Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed October 2, 2018

File No. 333-224227

Dear Ms. Ayoola:

Stellar Acquisition III Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 24, 2018 (the “Comment Letter”) regarding Amendment No. 3 to our Registration Statement on Form S-4 (the “Registration Statement”). We will shortly file with the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”), reflecting a number of updating changes. A marked version of the Registration Statement, in the form that will be filed with the Commission will also be transmitted to the Staff identifying all changes between Amendment No. 3 and Amendment No. 4 to the Registration Statement.

Comment:

General

Exhibit 10.22 (Form of Warrant to Purchase Shares of Series F Preferred Stock and PhunCoin of Phunware, Inc.) to the registration statement provides that Phunware, Inc., a reporting company and not PhunCoin the subsidiary, will issue the PhunCoin upon the initial coin offering of the PhunCoins by Phunware. Throughout the registration statement, however, it is stated that PhunCoin, Inc., the wholly-owned subsidiary of Phunware, will issue the PhunCoins to holders of Phunware’s Series F convertible preferred stock who received such shares pursuant to the Warrant. Additionally, in your response letter dated August 14, 2018, you stated that PhunCoin, Inc. will issue the PhunCoins. It therefore appears that the disclosure is inconsistent with the terms of the Warrant and that Phunware, rather than PhunCoin, Inc., is the issuer of the PhunCoin at the time the Warrant was entered into. Please revise your disclosure to state that the Warrant providing for the PhunCoin will be issued by Phunware and explain how PhunCoin, Inc. could assume the obligation to issue the PhunCoins that were sold under the terms of the Warrant. In addition, please advise how the holders of the Series F convertible preferred stock have been advised that the PhunCoins will be issued by PhunCoin, Inc. rather than Phunware.

Response: Phunware has advised the Company that Phunware’s wholly-owned subsidiary, PhunCoin, Inc., will be the issuer of PhunCoin. Phunware intends to assign all of its obligations under the Series F Rights with respect to the issuance of PhunCoin to PhunCoin, Inc. by means of an amendment to the Series F Warrant. Pursuant to the amendment, PhunCoin, Inc. will fully and unconditionally assume the obligation to issue Exchange Tokens under the Series F Warrant. The holders of Series F Warrants will be promptly notified of the amendment and assignment of the Series F Warrants following such time as holders of a majority of the shares issuable upon exercise of all Series F Warrants have amended the Series F Warrants to provide for the assignment of such obligations.

In addition to the foregoing, pursuant to the conference telephone call on October 24, 2018 among representatives of Stellar and Phunware and the reviewing Accounting Branch Chief and Staff Accountant, Phunware hereby represents to the Staff (and Stellar hereby represents that it believes such representation to be reasonable) that (i) the Rights that have heretofore been issued, and the Rights that will be issued from the date hereof until the anticipated effective date of the Registration Statement, are not and will not be material to the Registration Statement (including the financial statements included therein) or to any other financial period or periods through the effective date (including, with respect to Phunware, financial statements covering the period from July 1, 2018 until the effective date). Stellar and Phunware acknowledge that the Staff determined not to review further the accounting treatment relating to such Rights at this time predicated on the foregoing representation. Phunware and Stellar further advise the Staff that if, following the effective date of the Registration Statement, the amount of Rights sold or issued becomes material, they expect to seek further guidance from the Staff relating to the accounting treatment of the Rights. As used herein, the term “Rights” includes both rights to acquire PhunCoin pursuant to Phunware’s Rule 506(c) offering and rights to acquire PhunCoin pursuant to warrants issued or to be issued to investors in series of Phunware’s Series F convertible preferred stock offering, including any warrants or PhunCoin that may be issued by any subsidiary of Phunware.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jeffrey W. Rubin, Esq. at jrubin@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ George Syllantavos
George Syllantavos Co-Chief Executive Officer

cc:	Jeffrey W. Rubin, Esq.
Ellenoff Grossman & Schole LLP